

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 21, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

      Re: GHL Acquisition Corp.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed August 14, 2009
              File No. 001-33963

Dear Mr. Bok:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that your revised proxy statement now includes disclosure that you may negotiate forward purchase arrangements to provide for the purchase of common shares after the closing of the Iridium acquisition, and that you have negotiated warrant purchase agreements with certain of your warrant holders   Please disclose management's business reasons for such transactions. For example, clarify whether these forward purchase arrangements and warrant purchases are being done solely to ensure that the acquisition is approved. Please explain why only certain warrant holders were offered

the new terms for the warrants. Please describe such arrangements in greater detail and clarify why this is not, in effect, a waiver of the voting requirement or the limitation on conversion and why it is consistent with the terms of the initial public offering as described in the initial public offering prospectus and the requirements of the company's charter.

2. We note that the forward purchase agreements, merger and public offering will occur in relative proximity to one another. In light of possible issuer purchases of securities (forward purchase agreements) occurring during an issuer distribution of securities (issuance of shares in the merger or the public offering), tell us how you will structure the transactions to comply with the restrictions of Regulation M.

3. Pro Forma Adjustments and Assumptions

3. We note your response to prior comment 1 in our letter dated June 11, 2009. In the absence of a settlement regarding the change of control provisions in the Motorola arrangement, we believe that the present terms contained in the agreement should be reflected in your pro forma financial statements. If such contractual provisions are consistent with what Motorola has subsequently requested, then such amounts should be reflected. Please revise.

Proposal 1 – Approval of the Acquisition, page 66

4. We note your response to prior 3 in our letter dated June 11, 2009. We also note your Current Report on Form 8-K filed July 23, 2009 in which you disclose that you intend to offer shares of common stock pursuant to your shelf registration statement. Please revise your disclosure to clearly describe your common stock offering under your shelf registration statement in the relevant portions of the preliminary proxy statement.

Financial Statements - Iridium Holdings LLC

Report of Independent Auditors, page F-33

5. Please revise to provide the name, address and signature of your independent auditors.

6. Please have your auditors' add a date to the report to reflect the date of their audit of the changes in Note 2 – Reclassifications on page F-40.   Further, have your auditors tell us their consideration of the guidance in SFAS 154 and how they have concluded that the financial statements should not be presented as a restatement. Please revise the consent that was provided with Form S-3 Amendment No. 1.

Notes to the Audited Consolidated Financial Statements

2. Significant Accounting Policies and Basis of Presentation

Reclassifications, page F-40

7. Tell us why these "reclassifications" are not corrections of errors and why the financial statements have not been labeled as restated. We further note the revisions to your consolidated balance sheet at December 31, 2008 which also appear to be a restatement. Please provide the disclosures required by SFAS 154, label your financials as restated and have your auditors refer to the restatement in their report.

* * * * * * *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard Kreynin, Davis Polk & Wardwell
      Via Facsimile